Exhibit 99.1

news release

Encana announces the Production Acceptance Notice at Deep Panuke offshore project

Calgary, Alberta; Halifax, Nova Scotia (December 17, 2013) TSX, NYSE: ECA

Encana Corporation today announced the Production Acceptance Notice (PAN) at the Company’s Deep Panuke offshore Nova Scotia project, issued after successful completion of a performance test of the platform. The Deep Panuke project is designed to produce up to 300 million cubic feet per day (MMcf/d) of natural gas from four wells.

“This is a major milestone for the Deep Panuke project,” said Mike McAllister, Encana Executive Vice President & Chief Operating Officer. “I want to acknowledge the dedication and hard work undertaken by many individuals and organizations – the team in Halifax, contractors and service providers – to safely reach full production at the Deep Panuke platform.”

Encana has an agreement for the purchase of 100 per cent of the production from the platform. Pricing is tied to the strong U.S. Northeast market, which recorded a six-and-a-half month price high for the commodity in early December 2013.

The Deep Panuke project produces and processes natural gas from the Deep Panuke field, approximately 250 kilometres (155 miles) southeast of Halifax, Nova Scotia on the Scotian Shelf. Natural gas from Deep Panuke is processed offshore and transported, via subsea pipeline, to Goldboro, Nova Scotia where it interconnects with the Maritimes & Northeast Pipeline.

For additional Deep Panuke project photos and offshore b-roll, please visit: http://www.encana.com/news-stories/multimedia-gallery/

Encana Corporation

Encana Corporation (“Encana”) is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Lorna Klose	Jay Averill
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4747

Patti Posadowski	Lori MacLean (East Coast of Canada)
Advisor, Investor Relations	Advisor, Communications
(403) 645-2252	(902) 492-5437

SOURCE: Encana Corporation

Encana Corporation	1